SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Pharmion Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

71715B 40 9

(CUSIP Number)

November 5, 2003

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 71715B 40 9	Page 2 of 6 Pages

1.		Name of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)

Nomura International PLC

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒

3.		SEC Use Only

4.		Citizenship or Place of Organization

England

	5.	Sole Voting Power

1,794,258 shares

Number of	6.	Shared Voting Power
Shares
Beneficially		0 shares
Owned by
Each	7.	Sole Dispositive Power
Reporting
Person		1,794,258 shares
With
	8.	Shared Dispositive Power

0 shares

9.		Aggregate Amount Beneficially Owned by Each Reporting Person

1,794,258 shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.		Percent of Class Represented by Amount in Row 9

7.09361%

12.		Type of Reporting Person

OO

SCHEDULE 13G

CUSIP No. 71715B 40 9	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Pharmion Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2525 28th St., Suite 200, Boulder, Co 80301 USA

Item 2(a).	Name of Person Filing

This Schedule 13G is being filed by Nomura International PLC

Item 2(b).	Address of Principal Business office or, if None, Residence:

Nomura House 1 St. Martin’s-Le-Grand London EC1 4NP

Item 2(c).	Citizenship:

England

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

71715B40 9

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check whether the Person Filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Exchange Act.

SCHEDULE 13G

CUSIP No. 71715B 40 9	Page 4 of 6 Pages

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.

(e)	☐	Investment Adviser, in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund, in accordance with Rule 13d- 1(b)(1)(ii)(F);

(g)	☐	A Parent Holding Company or control person, in accordance with Rule 13d- 1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

(a)	Amount beneficially owned

1,794,258 shares.

(b)	Percent of class

7.09361%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

1,794,258 shares.

(ii)	Shared power to vote or to direct the vote:

0.

(iii)	Sole power to dispose or to direct the disposition of:

1,794,258 shares.

(iv)	Share power to dispose or to direct the disposition of:

0.

SCHEDULE 13G

CUSIP No. 71715B 40 9	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 71715B 40 9	Page 6 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: April 30, 2004

Nomura International PLC

By:	/s/ Colin Trantor Name: Colin Trantor Title: Compliance Officer